UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Further to the Notice of Special General Meeting of Shareholders to be held on Monday, June 27, 2016 at 4:30 PM Israel time, at the offices of Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel (the “Meeting”), which was previously published by the Company on its website on May 20, 2016, the Company hereby announces that it is publishing the Voting Instruction Form for holders of the Company’s American Depositary Shares (“ADSs”) which will be distributed by BNY Mellon, the Depositary of the Registrant’s ADS program.

We currently rely on a foreign private issuer exemption with respect to the proxy solicitation requirement for meetings of our shareholders. As permitted under the Israeli Companies Law 5759-1999 (the “Companies Law”) and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S.

The Proxy Statement with respect to the Meeting was furnished to the SEC on Form 6-K submitted by the Registrant on May 24, 2016, and is available to the public on the SEC’s website at http://www.sec.gov. The Proxy Statement was also filed with the Israeli Securities Authority and TASE and is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il.

All of the Proxy Materials in connection with the Meeting are also available on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Voting Instruction Form

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: May 26, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary